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                                                                    EXHIBIT 1.1A
                     AMENDMENT TO PLACEMENT AGENT AGREEMENT

         This Amendment ("Amendment") is entered into as of the 14th day of June, 2003, and amends that certain Placement Agent Agreement by and between Joseph Carl Securities, Inc. ("Placement Agent") and Pacific Biometrics, Inc., a Delaware corporation (the "Company"), dated February 3, 2003 (the "Agreement"). Unless otherwise expressly defined in this Amendment, all capitalized terms used in this Amendment shall be as defined in the Agreement.

         The parties agree as follows:

         1. Extension of Agreement. The parties hereby extend until July 31, 2003, the term of the Agreement and the period during which Placement Agent is appointed as the Company's exclusive placement agent in connection with the offer and sale of the Preferred Stock. The first sentence of Section 1 and the last sentence of Section 9 of the Agreement are hereby amended accordingly.

         2.       Compensation.

                  (a) The parties hereby amend Section 5 of the Agreement to add the following sentence to the end of the first paragraph of Section 5:

                  "Notwithstanding the foregoing, no compensation (whether in the form of a selling commission, nonaccountable expense, Placement Agent Warrants, or otherwise) shall be due and owing to Placement Agent in connection with the sale of any shares of Preferred Stock sold by or as a result of discussions directly with the Company, to any healthcare company, including without limitation, Covance, MDS Harris and PPD."

                  (b) In addition, the parties hereby add a new paragraph to Section 5 of the Agreement to read as follows:

                  "In addition to the foregoing compensation in connection with the Preferred Stock, in the event that during the term of this Agreement Placement Agent introduces to the Company a capital source for a convertible debenture or a similar debt instrument (whether as opposed to or in addition to the Preferred Stock), the Company shall pay to Placement Agent a fee equal to 3.0% of the proceeds received by the Company from any such investor for any such debt investment made on or prior to December 31, 2003. The parties acknowledge and agree that any action by Placement Agent in connection with convertible debentures or similar debt instruments on behalf of the Company is on a non-exclusive basis. The Company may decline any debt investment from any investor recommended by Placement Agent without liability for the payment of fees.

         3. Full Force and Effect. Except as expressly amended by this Amendment, the Agreement and the parties' respective rights and obligations thereunder shall continue in full force and effect. This Amendment and the Agreement contain all of the understandings and agreements of the parties with respect to the subject matter discussed herein.

         4. Construction and Enforcement. This Amendment shall be construed in accordance with the laws of the State of Washington, without application of the principles of conflicts of laws.

         EXECUTED as of the date first above written, by duly authorized officers of the respective parties intending to be bound hereby.

PACIFIC BIOMETRICS, INC.                    JOSEPH CARL SECURITIES, INC.

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By: /s/ Ronald R. Helm                         By: /s/ Casey C. Strunk
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    Ronald R. Helm, Chief Executive Officer        Casey C. Strunk, Chief Executive Officer
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